FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Conformity with Disclosure and Transparency Rules dated 31 March 2010
Exhibit No. 2	Pillar 3 Disclosure 2009 dated 31 March 2010
Exhibit No. 3	Publication of Prospectus dated 1 April 2010
Exhibit No. 4	Publication of Prospectus dated 6 April 2010
Exhibit No. 5	Publication of Prospectus dated 7 April 2010
Exhibit No. 6	Director/PDMR Shareholding dated 8 April 2010
Exhibit No. 7	Annual Information Update dated 13 April 2010
Exhibit No. 8	Blocklisting Six Monthly Return dated 16 April 2010
Exhibit No. 9	Publication of Prospectus dated 19 April 2010
Exhibit No. 10	Publication of Prospectus dated 19 April 2010
Exhibit No. 11	Holding(s) in Company dated 22 April 2010
Exhibit No. 12	Dividend Declaration dated 22 April 2010
Exhibit No. 13	Form 8.3 - [Chloride Group plc] dated 27 April 2010
Exhibit No. 14	Form 8.3 - [Universe Group plc] dated 27 April 2010
Exhibit No. 15	Form 8.3 - [Chloride Group plc] dated 28 April 2010
Exhibit No. 16	Form 8.3 - Chloride Group PLC dated 29 April 2010

Exhibit No. 1

The Royal Bank of Scotland Group plc
Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 March 2010:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights - 31 March 2010

Ordinary shares of £0.25	57,967,779,806	1	57,967,779,806
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Series 1 class B shares of £0.01	51,000,000,000	N/A	N/A

Total:	108,968,679,806		57,971,379,806

of which none are held in Treasury.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.
Exhibit No. 2
The Royal Bank of Scotland Group plc

Pillar 3 Disclosure 2009

The above document has been published on the Group's website at
www.rbs.com/results

For further information contact:

Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

Exhibit No. 3
Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 1 April 2010

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6807J_-2010-4-1.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

David O'Loan
Head of Group Capital Management
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.
Exhibit No. 4
Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Offering Memorandum to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc U.S.$35,000,000,000 Medium-Term Note Program dated 6 April 2010

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7770J_-2010-4-6.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

David O'Loan
Head of Group Capital Management
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.
Exhibit No. 5
Publication of Listing Prospectus

The following listing prospectus has been approved by the UK Listing Authority and is available for viewing:

Listing Prospectus dated April 7, 2010 of The Royal Bank of Scotland Group plc relating to the $1,500,000,000 6.40% Senior Notes due October 21, 2019.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8544J_-2010-4-7.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

David O'Loan
Head of Group Capital Management
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 6
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.3
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director
Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
278

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.0000005%

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transaction
£0.4495

14. Date and place of transaction
7 April 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
21,738 shares     0.00004%

16. Date issuer informed of transaction
7 April 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
8 April 2010

Exhibit No. 7

THE ROYAL BANK OF SCOTLAND GROUP PLC
 (the "Company")

ANNUAL INFORMATION UPDATE

In accordance with the requirements of Prospectus Rule 5.2, the following summarises the information and documents published or made available to the public by the Company throughout the twelve month period up to and including 12 April 2010.

1.  Stock Exchange Announcements

The announcements listed below were published on the London Stock Exchange via RNS, a Regulatory Information Service and can be obtained from their website at
www.londonstockexchange.com
or via the Company's own website
www.rbs.com
.

Date	Announcement
1 April 2009	Rule 8.3 - Inspired Gaming Group plc
2 April 2009	Pillar 3 Disclosure 2008
2 April 2009	Annual Information Update
3 April 2009	Annual General Meeting/General Meeting
3 April 2009	Result of EGM
3 April 2009	Result of Annual General Meeting
6 April 2009	Director/PDMR Shareholding
7 April 2009	Blocklisting Six Monthly Return
7 April 2009	Result of Placing and Open Offer
7 April 2009	RBS begins Consultation with Unite about job losses
7 April 2009	Director/PDMR Shareholding
9 April 2009	Tender Offer Update
9 April 2009	Tender Offer Update
15 April 2009	Holding(s) in Company
15 April 2009	Redemption of RBS Preference Shares
21 April 2009	Rule 8.3 - Northern Petroleum plc
22 April 2009	Rule 8.3 - Northern petroleum plc
22 April 2009	Dividend Declaration
23 April 2009	The Royal Bank of Scotland plc - Notice to Noteholders
24 April 2009	Result of Tender Offer
24 April 2009	Result of Debt Tender and Exchange Offers
27 April 2009	The Royal Bank of Scotland plc - Annual Report and Accounts 2008
27 April 2009	National Westminster Bank Plc - Annual Report and Accounts 2008
28 April 2009	The Royal Bank of Scotland plc - Publication of Prospectus
28 April 2009	The Royal Bank of Scotland plc - Publication of Prospectus
30 April 2009	Total Voting Rights
30 April 2009	Disposal of Stake in Linea Directa Aseguradora
30 April 2009	Filing of Annual Report on Form 20F
1 May 2009	Rule 8.3 - Northern Petroleum plc
5 May 2009	Directorate Change
5 May 2009	Rule 8.3 - Northern Petroleum plc
6 May 2009	Senior Executive Changes
7 May 2009	Rule 8.3 - Northern Petroleum plc
7 May 2009	Director/PDMR Shareholding
8 May 2009	Interim Management Statement
12 May 2009	Rule 8.3 - Northern Petroleum plc
12 May 2009	Presentation to the UBS Global Financial Services Conference
13 May 2009	Rule 8.3 - Northern Petroleum plc
14 May 2009	Publication of Prospectus
14 May 2009	Rule 8.3 - Northern Petroleum plc
14 May 2009	Publication of Prospectus
14 May 2009	The Royal Bank of Scotland plc - Notice to Noteholders
15 May 2009	The Royal Bank of Scotland plc - Publication of Prospectus
15 May 2009	Rule 8.3 - Northern Petroleum plc
18 May 2009	Rule 8.3 - Northern Petroleum plc
18 May 2009	The Royal Bank of Scotland plc - Publication of Prospectus
20 May 2009	The Royal Bank of Scotland plc - Publication of Prospectus
20 May 2009	The Royal Bank of Scotland plc - Notice to Warrant Holders
22 May 2009	Directorate Change
22 May 2009	Director/PDMR Shareholding
22 May 2009	Dividend Declaration
22 May 2009	National Westminster Bank Plc - Dividend Declaration
1 June 2009	Director/PDMR Shareholding
1 June 2009	National Westminster Bank Plc - Filing of Annual Report on Form 20F with SEC
2 June 2009	Rule 8.3 - Northern Petroleum plc
5 June 2009	Rule 8.3 - Northern Petroleum plc
5 June 2009	The Royal Bank of Scotland plc - Call of 2014 Step-up LT2
8 June 2009	Director/PDMR Shareholding
9 June 2009	The Royal Bank of Scotland plc - Publication of Prospectus
16 June 2009	Publication of Registration Document
16 June 2009	Publication of Prospectus
16 June 2009	The Royal Bank of Scotland plc - Publication of Registration Document
16 June 2009	Publication of Prospectus
17 June 2009	Rule 8.3 - Northern Petroleum plc
17 June 2009	The Royal Bank of Scotland plc - Notice to Warrant Holders
18 June 2009	Resolution on Pension Arrangements - Fred Goodwin
19 June 2009	Rule 8.3 - Northern Petroleum plc
19 June 2009	The Royal Bank of Scotland plc - Publication of Prospectus
19 June 2009	The Royal Bank of Scotland plc - EPT Disclosure
22 June 2009	Rule 8.3 - Northern Petroleum plc
22 June 2009	Publication of Prospectus
23 June 2009	Director/PDMR Shareholding
23 June 2009	Director/PDMR Shareholding
23 June 2009	Rule 8.3 - Northern Petroleum plc
24 June 2009	Rule 8.3 - Northern Petroleum plc
25 June 2009	Rule 8.3 - Northern Petroleum plc
8 July 2009	Director/PDMR Shareholding
14 July 2009	The Royal Bank of Scotland plc - EPT Disclosure
17 July 2009	The Royal Bank of Scotland plc - EPT Disclosure
21 July 2009	The Royal Bank of Scotland plc - EPT Disclosure
23 July 2009	Publication of Prospectus
28 July 2009	The Royal Bank of Scotland plc - EPT Disclosure
30 July 2009	Arcandor AG's stake in Thomas Cook Group plc
4 August 2009	Sale of Part of Asian Banking Operations
6 August 2009	Divisional Restatement of Accounts
7 August 2009	Interim Results 2009
7 August 2009	The Royal Bank of Scotland plc - Rule 38.5 - Ventrue Production plc
7 August 2009	The Royal Bank of Scotland plc - Article 8 Notification
7 August 2009	Directorate Change
7 August 2009	The Royal Bank of Scotland plc - Publication of Prospectus
10 August 2009	Director/PDMR Shareholding
12 August 2009	RBSG Signs Share Sale Agreement with MCB Bank Limited
13 August 2009	The Royal Bank of Scotland plc - EPT Disclosure
14 August 2009	The Royal Bank of Scotland plc - Publication of Prospectus
14 August 2009	The Royal Bank of Scotland plc - Publication of Prospectus
14 August 2009	Publication of Prospectus
14 August 2009	Publication of Prospectus
14 August 2009	Publication of Prospectus
14 August 2009	Interim Results Amendment
18 August 2009	Director/PDMR Shareholding
20 August 2009	The Royal Bank of Scotland plc - EPT Disclosure
20 August 2009	Dividend on non-cumulative preference shares
20 August 2009	National Westminster Bank Plc - Dividend on non-cumulative preference shares
24 August 2009	The Royal Bank of Scotland plc - EPT Disclosure
25 August 2009	The Royal Bank of Scotland plc - Publication of Prospectus
27 August 2009	The Royal Bank of Scotland plc - EPT Disclosure
27 August 2009	Rule 8.3 - Inspired Gaming
28 August 2009	The Royal Bank of Scotland plc - Interim Results 2009
28 August 2009	National Westminster Bank Plc - Interim Results 2009
28 August 2009	Rule 8.3 - Inspired Gaming Group plc
28 August 2009	Supplementary Offering USMTN
28 August 2009	Supplementary Prospectus EMTN
28 August 2009	The Royal Bank of Scotland plc - Supplementary Prospectus
4 September 2009	The Royal Bank of Scotland plc - Subordinated Debt Instruments
4 September 2009	Rule 8.3 - Inspired Gaming Group plc
7 September 2009	Rule 8.3 - Inspired Gaming Group plc
8 September 2009	Supplementary Offering Memo - USMTN
8 September 2009	Supplementary Prospectus - EMTN
8 September 2009	Director/PDMR Shareholding
8 September 2009	The Royal Bank of Scotland plc - Supplementary Prospectus
9 September 2009	Director/PDMR Shareholding
15 September 2009	Publication of Prospectus
15 September 2009	Publication of Prospectus
16 September 2009	The Royal Bank of Scotland plc - Publication of Prospectus
21 September 2009	Asset Protection Scheme
25 September 2009	The Royal Bank of Scotland plc - Supplementary Prospectus
29 September 2009	The Royal Bank of Scotland plc - Publication of Prospectus
29 September 2009	Merrill Lynch Banking & Insurance Conference 2009
2 October 2009	Directorate Change
8 October 2009	Director/PDMR Shareholding
8 October 2009	Blocklisting Six Monthly Return
15 October 2009	Issue of Debt
16 October 2009	Article 8 Notification
16 October 2009	The Royal Bank of Scotland plc - Publication of Prospectus
20 October 2009	The Royal Bank of Scotland plc - Publication of Prospectus
20 October 2009	Preference Shares and Subordinated Securities
2 November 2009	Status of APS and State Aid Discussions
2 November 2009	The Royal Bank of Scotland plc - Postponement of Issue
3 November 2009	RBS agrees key terms of Asset Protection Scheme
4 November 2009	The Royal Bank of Scotland plc - Postponement of Issue
6 November 2009	Interim Management Statement Q3 09
9 November 2009	The Royal Bank of Scotland plc - Early Closure of Offer Period
9 November 2009	Director Declaration
10 November 2009	Director/PDMR Shareholding
19 November 2009	Director/PDMR Shareholding
19 November 2009	Publication of Prospectus
19 November 2009	The Royal Bank of Scotland plc - Registration Document
19 November 2009	Publication of Prospectus
19 November 2009	Registration Document
20 November 2009	The Royal Bank of Scotland plc - EPT Disclosure
20 November 2009	The Royal Bank of Scotland plc - Issue of Securities
20 November 2009	The Royal Bank of Scotland plc - Article 8 Notifications
20 November 2009	The Royal Bank of Scotland plc - Publication of Supplement
23 November 2009	The Royal Bank of Scotland plc - EPT Disclosure
23 November 2009	The Royal Bank of Scotland plc - Revised Article 8 Notifications
24 November 2009	The Royal Bank of Scotland plc - Article 8 Notifications
24 November 2009	Director/PDMR Shareholding
27 November 2009	Accession to the Asset Protection Scheme
27 November 2009	Dividend Declaration
27 November 2009	National Westminster Bank Plc - Dividend Declaration
27 November 2009	The Royal Bank of Scotland plc - Notice to Warrant Holders
27 November 2009	Publication of Circular
30 November 2009	Publication of Prospectus
30 November 2009	The Royal Bank of Scotland plc - Publication of Supplement
1 December 2009	The Royal Bank of Scotland plc - EPT Disclosure
2 December 2009	Publication of Prospectus
7 December 2009	The Royal Bank of Scotland plc - EPT Disclosure - Amendment
8 December 2009	The Royal Bank of Scotland plc - EPT Disclosure
8 December 2009	Director/PDMR Shareholding
10 December 2009	The Royal Bank of Scotland plc - EPT Disclosure
15 December 2009	General Meeting Statement
15 December 2009	The Royal Bank of Scotland plc - EPT Disclosure
15 December 2009	Results of General Meeting
16 December 2009	Director/PDMR Shareholding
16 December 2009	Director Declaration
16 December 2009	Publication of Prospectus
16 December 2009	Publication of Prospectus
16 December 2009	The Royal Bank of Scotland plc - Publication of Prospectus
17 December 2009	The Royal Bank of Scotland plc - Article 8 Notifications
17 December 2009	The Royal Bank of Scotland plc - EPT Disclosure
21 December 2009	The Royal Bank of Scotland plc - Publication of Prospectus
23 December 2009	The Royal Bank of Scotland plc - EPT Disclosure
23 December 2009	The Royal Bank of Scotland plc - Notice to Investors
24 December 2009	The Royal Bank of Scotland plc - EPT Disclosure
30 December 2009	Rule 8.3 - Kenmore European Industrial Fund Limited
31 December 2009	Total Voting Rights
4 January 2010	Share Purchase Agreement with MCB Bank Limited
4 January 2010	Rule 8.3 - Kenmore European Industrial Fund Limited
5 January 2010	TR1 Notice of Major Interest in Shares (Amended)
6 January 2010	The Royal Bank of Scotland plc - EPT Disclosure
8 January 2010	RBS Asset Management sale of assets
8 January 2010	Director/PDMR Shareholding
11 January 2010	The Royal Bank of Scotland plc - Publication of Supplement
12 January 2010	The Royal Bank of Scotland plc - EPT Disclosure
12 January 2010	The Royal Bank of Scotland plc - Article 8 Notification
12 January 2010	Rule 8.3 - Kenmore European Industrial Fund Limited
13 January 2010	The Royal Bank of Scotland plc - Article 8 Notifications -Replacement
15 January 2010	The Royal Bank of Scotland plc - EPT Disclosure
18 January 2010	The Royal Bank of Scotland plc - EPT Disclosure
22 January 2010	The Royal Bank of Scotland plc - Article 8 Notification
25 January 2010	Rule 8.3 - Kenmore European Industrial Fund Limited
26 January 2010	Rule 8.3 - Kenmore European Industrial Fund Limited
26 January 2010	The Royal Bank of Scotland plc - Publication of Prospectus
28 January 2010	The Royal Bank of Scotland plc - EPT Disclosure
1 February 2010	The Royal Bank of Scotland plc - EPT Disclosure -Amendment
2 February 2010	The Royal Bank of Scotland plc - EPT Disclosure
8 February 2010	Completion of ABN AMRO Legal Demerger
9 February 2010	Director/PDMR Shareholding
11 February 2010	The Royal Bank of Scotland plc - Article 8 Notification
11 February 2010	The Royal Bank of Scotland plc - Article 8 Notification
16 February 2010	RBS Sempra Commodities
17 February 2010	Rule 8.3 - Kenmore European Industrial Fund Limited
19 February 2010	Rule 8.1 Babcock Int
19 February 2010	Rule 8.1 Shanks Group
19 February 2010	The Royal Bank of Scotland plc - Article 8 Notification
19 February 2010	Dividend Declaration
19 February 2010	National Westminster Bank Plc - Dividend Declaration
23 February 2010	Rule 8.3 - Kenmore European Industrial Fund Limited
25 February 2010	Final Results
25 February 2010	Directorate Change
26 February 2010	The Royal Bank of Scotland plc - Article 8 Notification
26 February 2010	Director/PDMR Shareholding
5 March 2010	Director/PDMR Shareholding
8 March 2010	RBS Investor Round Table on US Business
9 March 2010	Director/PDMR Shareholding
10 March 2010	Rule 8.3 - Kenmore European Industrial Fund Limited
10 March 2010	Publication of Prospectus
10 March 2010	Publication of Registration Document
10 March 2010	The Royal Bank of Scotland plc - Publication of Registration Document
10 March 2010	Directorate Change
11 March 2010	The Royal Bank of Scotland plc - Publication of Prospectus
18 March 2010	Annual Report and Accounts
19 March 2010	RBS Investor Round Tables on GBM Division
22 March 2010	The Royal Bank of Scotland plc - Article 8 Notification
22 March 2010	The Royal Bank of Scotland plc - Publication of Prospectus
24 March 2010	RBS - Morgan Stanley European Financials Conference
24 March 2010	The Royal Bank of Scotland plc - Article 8 Notification
24 March 2010	Publication of Prospectus
24 March 2010	The Royal Bank of Scotland plc - Publication of Prospectus
25 March 2010	Liability Management
25 March 2010	Liability Management Exercise
25 March 2010	Liability Management Exercise
25 March 2010	The Royal Bank of Scotland plc - Article 8 Notifications
25 March 2010	The Royal Bank of Scotland plc - Article 8 Notifications
25 March 2010	The Royal Bank of Scotland plc - Article 8 Notifications
25 March 2010	The Royal Bank of Scotland plc - Article 8 Notifications
25 March 2010	The Royal Bank of Scotland plc - Article 8 Notification Amendment
25 March 2010	The Royal Bank of Scotland plc - Amendment to Final Terms
26 March 2010	Publication of Prospectus
29 March 2010	Disposal
29 March 2010	The Royal Bank of Scotland plc - Article 8 Notification
30 March 2010	The Royal Bank of Scotland plc - Article 8 Notification
30 March 2010	National Westminster Bank Plc - Resolution at General Meeting
31 March 2010	The Royal Bank of Scotland plc - Annual Financial Report
31 March 2010	Conformity with Disclosure and Transparency Rules
31 March 2010	Pillar 3 Disclosure 2009
31 March 2010	National Westminster Bank Plc - Annual Financial Report
1 April 2010	Completion of ABN AMRO Legal Separation
1 April 2010	The Royal Bank of Scotland plc - Article 8 Notifications
1 April 2010	Publication of Prospectus
1 April 2010	The Royal Bank of Scotland plc - Publication of Prospectus
6 April 2010	Tender Offer
6 April 2010	Upper Tier 2 Exchange Offer & Tier 1 Tender Offer
6 April 2010	National Westminster Bank Plc - Tender Offer
6 April 2010	The Royal Bank of Scotland plc - Publication of Prospectus
6 April 2010	The Royal Bank of Scotland plc - Suspension of Public Offer in Norway
6 April 2010	Publication of Prospectus
7 April 2010	The Royal Bank of Scotland plc - Suspension of Public Offer in Norway - Amendment
7 April 2010	Publication of Prospectus
8 April 2010	Director/PDMR Shareholding
9 April 2010	The Royal Bank of Scotland plc - Annual Financial Report
9 April 2010	National Westminster Bank Plc - Annual Financial Report
12 April 2010	Publication of Circular
12 April 2010	The Royal Bank of Scotland plc - Article 8 Notification

Details of all regulatory announcements can be found in full on the Market News pages of the London Stock Exchange website (under codes RBS; 07IE; and NATN/86OI) at:
http://www.londonstockexchange.com/exchange/prices-and-news/news/market-news/market-news-home.html
.

The Company also has a secondary listing on the New York Stock Exchange. The Company has submitted filings to the US Securities and Exchange Commission ("SEC"). Full details of the filings can be found on the SEC's website at
www.sec.gov
.

The Company has a secondary listing on Euronext - Amsterdam. Further information and details regarding this listing can be found at
http://www.euronext.com
.

2.  Documents filed at Companies House

The Company and/or The Royal Bank of Scotland plc and/or National Westminster Bank Plc have submitted filings to Companies House in relation to:

➢
the appointment and resignation of Directors (and changes in their particulars)

➢
the filing of Group accounts

➢
increasing the nominal share capital

➢
alterations to the Memorandum and Articles of Association

➢
the particulars of a mortgage or charge

➢
the statement of capital

➢
the allotment of shares (and s80 & 89 authorities)

➢
annual returns

➢
notification of and changes to the single alternative inspection location

➢
redemption and division of shares

➢
special resolutions

The documents were filed with the Registrar of Companies at Companies House and can be obtained from Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ   or through Companies House Direct at
www.direct.companieshouse.gov.uk
.

3. Documents sent to Shareholders

➢
Circular and Notice of General Meeting (November 2009)

➢
Circular and Notice of Annual General Meeting (March 2010)

➢
Circular and Notice of General Meetings (April 2010)

The Company's Annual Report and Accounts for the period ended 31 December 2009 was filed with the UK Listing Authority Document Viewing Facility on 18 March 2010 and is also available for viewing on the Investor Relations section of the Company's website at
www.rbs.com
.

Further information regarding the Company can be found at
www.rbs.com
.

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the UK by Prospectus Rule 5.2 and not for any other purpose.  Neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of the information contained therein (except as may expressly be set out therein).  The information referred to above is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future.  Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction.  Neither this annual information update, nor the information referred to above, constitute, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

Aileen Taylor
Deputy Secretary
The Royal Bank of Scotland Group plc

13 April 2010
Exhibit No. 8
SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 1997 Sharesave Scheme

3. Period of return:

From	1 October 2009	To	31 March 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

68,179,204

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

68,179,204

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

20,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004
25,639,176 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue
50,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,967,779,806

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise
from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 1999 Executive Share Option Scheme

3. Period of return:

From	1 October 2009	To	31 March 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

53,420,571

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

53,420,571

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001
6,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004
15,934,790 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue
30,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,967,779,806

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise
from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The 1999 NatWest Group Sharesave Scheme

3. Period of return:

From	1 October 2009	To	31 March 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

6,403,971

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

6,403,971

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

23,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001 4,269,314 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,967,779,806

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise
from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

National Westminster Bank Group 1994 Executive Share Option Scheme

3. Period of return:

From	1 October 2009	To	31 March 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,826,990

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

2,826,990

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001 2,097,192 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,967,779,806

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise
from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc Option 2000 Scheme

3. Period of return:

From	1 October 2009	To	31 March 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

13,694,400

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

13,694,400

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

10,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004 9,129,600 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,967,779,806

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise
from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc Employee Share Ownership Plan

3. Period of return:

From	1 October 2009	To	31 March 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

34,367,742

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

34,367,742

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

15,000,000 Ordinary Shares of 25p each - Block Listing granted 15 January 2003
10,458,920 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue
30,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,967,779,806

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise
from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 SAYE Scheme

3. Period of return:

From	1 October 2009	To	31 March 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

743,838

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

743,838

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004 495,892 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,967,779,806

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise
from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2001 SAYE Scheme

3. Period of return:

From	1 October 2009	To	31 March 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

644,769

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

644,769

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004 429,846 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,967,779,806

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise
from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 Share Option Scheme

3. Period of return:

From	1 October 2009	To	31 March 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

735,654

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

735,654

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004 490,436 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,967,779,806

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise
from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2002 Approved Share Option Scheme

3. Period of return:

From	1 October 2009	To	31 March 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

692,652

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

692,652

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004 461,768 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,967,779,806

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise
from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc Medium-term Performance Plan

3. Period of return:

From	1 October 2009	To	31 March 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,432,742

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

2,432,742

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,000,000 Ordinary Shares of 25p each - Block Listing granted 17 February 2004 1,807,888 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,967,779,806

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise
from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 2007 Sharesave Plan

3. Period of return:

From	1 October 2009	To	31 March 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

69,999,777

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

69,999,777

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

70,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,967,779,806

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise
from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 2007 Irish Sharesave Plan

3. Period of return:

From	1 October 2009	To	31 March 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,000,000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

5,000,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,967,779,806

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise
from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan

3. Period of return:

From	1 October 2009	To	31 March 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

20,000,000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

20,000,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

20,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,967,779,806

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise
from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 9
Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Offering Memorandum to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc U.S.$35,000,000,000 Medium-Term Note Program dated 16 April 2010

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3811K_-2010-4-19.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

David O'Loan
Head of Group Capital Management
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.
Exhibit No. 10
Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 16 April 2010

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3814K_-2010-4-19.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

David O'Loan
Head of Group Capital Management
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.
Exhibit No. 11

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES [i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	The Royal Bank of Scotland Group plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights	x
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	The Solicitor for the affairs of Her Majesty's Treasury
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	31 March 2010
6. Date on which issuer notified:	22 April 2010
7. Threshold(s) that is/are crossed or reached: vi, vii	68%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0007547838	39,644,835,194	39,644,835,194	39,644,835,194	39,644,835,194		68.39%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Series 1 class B shares	£0.50 (subject to adjustment)	-	Any time	Up to 51,000,000,000 (depending on extent of conversion into ordinary shares)		Nominal	Delta
Up to 46.8% (on a diluted basis - see section 13 below)

Total (A+B+C)
Number of voting rights				Percentage of voting rights
90,644,835,194				83.18%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

UKFI Financial Investments Limited, a company wholly-owned by Her Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty's Treasury).

The solicitor for the affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

On 31 March 2010 The Royal Bank of Scotland Group plc issued 1,602,058,522 Ordinary Shares in relation to the conversion of
 US$ 9.118 Preference Shares into Ordinary Shares.

The conversion of the non-voting series 1 class B shares into ordinary shares will be effected by the issue by The Royal Bank of Scotland Group plc of new ordinary shares. The total percentage of voting rights is therefore shown in this form on a diluted basis.

14. Contact name:	Hanish Arora, UKFI Financial Controller and Compliance Officer
15. Contact telephone number:	+44 (0)20 7070 5942

Exhibit No. 12

THE ROYAL BANK OF SCOTLAND GROUP plc (the "Group")
DIVIDEND ON 11 PER CENT AND 5.5 PER CENT CUMULATIVE PREFERENCE SHARES FOR THE HALF YEAR TO 31 MARCH 2010

The Directors have declared a half-yearly dividend on the 11 per cent and the 5.5 per cent Cumulative Preference Shares
(the "Cumulative Preference Shares")
. The dividend will be paid on 28 May 2010 at the rate of 5.5 per cent and 2.75 per cent, respectively and will be paid to those preference shareholders on the Register at the close of business on 30 April 2010 at a total cost of £38,500.

All of the Cumulative Preference Shares are included in the Tender Offer launched on 6 April 2010. Any Cumulative Preference Shares tendered and accepted by the Group will be purchased by the Group on the settlement date (expected to be 4 May 2010) ('Settlement date').

Therefore, for the purposes of the dividend to be declared in respect of the Cumulative Preference Shares, holders who tender their Cumulative Preference Shares and whose tenders are subsequently accepted for purchase by the Group will be deemed not to be holders of the Cumulative Preference Shares on the Register at close of business on 30 April 2010 and will not receive the half-yearly dividend declared, but instead will receive the payment of Accrued Distributions on the Settlement date as set out in the terms of the Tender Offer Memorandum dated 6 April 2010.

22 April 2010

End
Exhibit No. 13
FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Identity of the person whose positions/dealings are being disclosed:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	-
(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Chloride Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/  ~~dealing undertaken:~~ 	23 April 2010
(f) Has the discloser previously disclosed, or are they today disclosing, under the Code in respect of any other party to this offer?	NO

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	Ordinary 25p shares
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	4,644,026	1.7656	0	0.00
(2) Derivatives (other than options):	0	0.00	0	0.00
(3) Options and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	4,644,026	1.7656	0	0.00

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other executive options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit

(b)        Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Options transactions in respect of existing securities

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

The currency of all prices and other monetary amounts should be stated.

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	NO

Date of disclosure:
27 April 2010
Contact name:
Richard Hopkins
Telephone number:
020 7672 0354

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at
monitoring@disclosure.org.uk
.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at
www.thetakeoverpanel.org.uk
.

Exhibit No. 14
FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Identity of the person whose positions/  ~~dealings~~  are being disclosed:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	-
(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Universe Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/  ~~dealing undertaken~~  :	18/04/2010
(f) Has the discloser previously disclosed, or are they today disclosing, under the Code in respect of any other party to this offer?	NO

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	Ordinary 5p shares
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	1,444,900	1.2597	0	0.00
(2) Derivatives (other than options):	0	0.00	0	0.00
(3) Options and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	1,444,900	1.2597	0	0.00

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(a)        Rights to subscribe for new securities (including directors' and other executive options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1©, copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit

(a)        Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

©          Options transactions in respect of existing securities

(a)        Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(a)        Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit

(a)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

The currency of all prices and other monetary amounts should be stated.

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1©, copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	NO

Date of disclosure:
27 April 2010
Contact name:
Richard Hopkins
Telephone number:
020 7672 0354

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at
monitoring@disclosure.org.uk
.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at
www.thetakeoverpanel.org.uk
.

Exhibit No. 15

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Identity of the person whose positions/dealings are being disclosed:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	-
(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Chloride Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date  ~~position held/~~  dealing undertaken:	26 April 2010
(f) Has the discloser previously disclosed, or are they today disclosing, under the Code in respect of any other party to this offer?	NO

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	Ordinary 25p shares
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	4,687,416	1.7821	0	0.00
(2) Derivatives (other than options):	0	0.00	0	0.00
(3) Options and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	4,687,416	1.7821	0	0.00

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other executive options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
Ordinary 25p Ordinary 25p Ordinary 25p Ordinary 25p	Sale Sale Sale Purchase	1,275 2,935 2,400 50,000	GBP 2.9800 GBP 2.9900 GBP 2.9800 GBP 3.0000

(b)        Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Options transactions in respect of existing securities

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

The currency of all prices and other monetary amounts should be stated.

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	NO

Date of disclosure:
28 April 2010
Contact name:
Richard Hopkins
Telephone number:
020 7672 0354

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at
monitoring@disclosure.org.uk
.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at
www.thetakeoverpanel.org.uk
.

Exhibit No. 16
FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Identity of the person whose positions/dealings are being disclosed:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	-
(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Chloride Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date  ~~position held/~~  dealing undertaken:	28 April 2010
(f) Has the discloser previously disclosed, or are they today disclosing, under the Code in respect of any other party to this offer?	NO

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	Ordinary 25p shares
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	4,734,716	1.8000	0	0.00
(2) Derivatives (other than options):	0	0.00	0	0.00
(3) Options and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	4,734,716	1.8000	0	0.00

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other executive options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
Ordinary 25p	Purchase	300	GBP 2.9800

(b)        Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Options transactions in respect of existing securities

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

The currency of all prices and other monetary amounts should be stated.

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	NO

Date of disclosure:
29 April 2010
Contact name:
Richard Hopkins
Telephone number:
020 7672 0354

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at
monitoring@disclosure.org.uk
.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at
www.thetakeoverpanel.org.uk
.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   30 April 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat